Beau Yanoshik

Associate

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

March 29, 2019

Mr. Keith A. Gregory, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR Index Shares Funds (the “Registrant”): SEC File Nos. 333-92106 and 811-21145; Post-Effective Amendment No. 141 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 141”)

Dear Mr. Gregory:

This letter responds to comments you provided in a telephonic conversation with me on Wednesday, January 30, 2019, with respect to Amendment No. 141. Amendment No. 141 was filed on November 29, 2018 and included disclosure with respect to the SPDR Solactive Canada ETF (formerly, SPDR MSCI Canada StrategicFactors ETF), SPDR Solactive Germany ETF (formerly, SPDR MSCI Germany StrategicFactors ETF), SPDR Solactive Japan ETF (formerly, SPDR MSCI Japan StrategicFactors ETF), and SPDR Solactive United Kingdom ETF (formerly, SPDR MSCI United Kingdom StrategicFactors ETF) (each, a “Fund,” and collectively, the “Funds”), each a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 141.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 141. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 141.

Prospectus

1.

Comment: Please file the license and/or sub-license agreement between the Adviser and the Index Provider, as the Staff views such agreement as a material contract required to be filed pursuant to Item 28(h) of Form N-1A.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Response: The Registrant does not believe that the license agreement between the Adviser and the Index Provider is required to be filed because the Registrant and Fund are not parties to the license agreement and, therefore, has not filed the license agreement as an exhibit to the registration statement.

2.

Comment: In each Fund’s principal investment strategy, please provide a dollar range of the market capitalization of the companies in the Fund. In doing so, the Registrant can note that the range provided is as of a particular date, and that it may fluctuate over time.

Response: Because the market capitalization range of companies eligible for and included in each Fund’s Index is not specifically defined and may vary at any particular time, including a market capitalization range as of a certain date may be confusing when read at a later date and, therefore, the requested disclosure has not been included.

3.

Comment: The Staff notes the following disclosure included in each Fund’s principal investment strategy. Please explain why the Funds’ assets will only be “generally” concentrated in the industries or groups of industries to the same extent that the index concentrates in industries or groups of industries, or delete the term “generally.”

In seeking to track the Index, the Fund’s assets will generally be concentrated in an industry or group of industries to the extent that the Index concentrates in a particular industry or group of industries.

Response: The Registrant believes the current disclosure is appropriate. Each Fund may use a sampling strategy where it may not be possible or practical to purchase all of the securities in the benchmark Index or amounts of such securities in proportion to their weighting in the Index, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index, in instances when a security in the Index becomes temporarily illiquid, unavailable or less liquid, or due to legal restrictions (such as diversification requirements that apply to the Fund but not the Index). These circumstances, which are outside the Funds’ control, may prevent each Fund from investing in all of the securities included in its Index or in the same proportion as the Index. As a result, it is possible a Fund’s exposure to certain industries may differ from that of the Index. However, a Fund will only be concentrated if its Index is so concentrated.

4.

Comment: Please disclose in each Fund’s principal investment strategy the industries and/or sectors in which the Fund was principally invested as of a recent date and disclose related risk factors in the principal risks section. The Staff notes that in the Funds’ most recent annual report filed for the period ended September 30, 2018, the disclosure indicated that the Funds were invested in certain sectors to the following extent (percentages are approximated):

SPDR Solactive Canada ETF:

•	39% in financials, 20% in energy, and 10% in industrials

SPDR Solactive Germany ETF:

•	17% in consumer discretionary, 16% in financials, and 13% in materials

SPDR Solactive Japan ETF:

•	22% in industrials, 18% in consumer discretionary, and 11% in financials

SPDR Solactive United Kingdom ETF:

•	21% financials, 18% energy, 17% consumer staples.

If a Fund was concentrated in any industry or group of industries, please disclose this fact in the Fund’s principal investment strategy section and include related principal risk disclosure.

Response: To the extent a significant portion of a respective Index was comprised of companies in one or more sectors (each sector being a group of industries) as of November 30, 2018, related disclosure was included in the applicable principal investment strategy and principal risks sections in Post-Effective Amendment No. 142, filed on January 28, 2019 (“Amendment No. 142”).

5.

Comment: Please move the “Concentration Risk” discussion currently included in the “Non-Principal Risks” section in Item 9 to each Fund’s principal risk summary in Item 4. If appropriate, please make a conforming change in Item 9.

Response: The Registrant believes the current placement of “Concentration Risk” is appropriate. The Registrant notes that in Amendment No. 142, each Fund’s principal risk discussions in Item 4 and Item 9 include disclosure related to the sector or sectors that comprise a significant portion of the Fund’s Index as of November 30, 2018.

6.

Comment: The Staff notes that an index fund/index ETF may not use the index it seeks to track as the primary appropriate broad based securities market index (ABBSMI) required to be reflected in the average annual total returns table. The use of a fund’s benchmark index would undermine the principal expressed in the ABBSMI release. The index used in the table is supposed to provide a point of comparison with the performance of the fund. The practice of using the fund’s benchmark index as the ABBSMI would only provide to the investor an illustration of the amount of tracking error experienced by the fund. However, the fund’s benchmark index could be used as an additional index in the table. See Disclosures of Mutual Fund Performance and Managers, ICA Release No. 19832 (April 6, 1993) and Item 4(b)(2)(iii) of Form N-1A.

Response: The Registrant notes that in addition to its benchmark index, each Fund included a broad based securities market index in its Average Annual Total Returns table in Amendment No. 142.

7.

Comment: The Staff notes that each Fund changed its benchmark index on September 18, 2018. Please confirm that each Fund will continue to show the performance information for the prior index in the Average Annual Total Returns tables, as required by Instruction 2(c) to Item 4(b)(2) of Form N-1A.

Response: The Registrant confirms that each Fund will continue to show the performance information for the prior index in its respective Average Annual Total Returns table, as required by Instruction 2(c) to Item 4(b)(2) of Form N-1A.

8.

Comment: Given recent events relating to Brexit, please review the United Kingdom sub-risk discussion under Geographic Focus Risk in the principal risks section for the SPDR Solactive United Kingdom ETF and determine whether it remains appropriate. See IM Guidance Update 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions.

Response: The Registrant acknowledges IM Guidance Update 2016-02. The Registrant believes the disclosure continued to be appropriate as of the date of Amendment No. 142.

9.

Comment: The principal risk disclosure relating to sectors and countries in Items 4 and 9 appear substantially identical. The Staff has indicated that the disclosure in Items 4 and 9 should not be identical and more detailed disclosure should appear in Item 9. See IM Guidance Update 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure; see also Dalia Blass, Director of Division of Investment Management, U.S. Securities and Exchange Commission, Key Note Address ICI Securities Law Developments Conference, October 25, 2018.

Response: The Registrant acknowledges IM Guidance Update 2014-08 and the Key Note Address. The Registrant believes, however, that the current disclosure is appropriate. In particular, the Registrant believes an investor may consider the disclosure included in Item 4 to be important to making an investment decision.

Statement of Additional Information

10.	Comment: Please update the disclosure in the SAI responsive to Items 17-20 of Form N-1A to reflect calendar or fiscal dates specified by Form N-1A instructions.

Response: The disclosure was updated in Amendment No. 142.

11.	Comment: Please revise the second paragraph in the “LENDING PORTFOLIO SECURITIES” discussion as follows:

With respect to loans that are collateralized by cash, the borrower will be entitled to receive a fee based on the amount of cash collateral. A Fund is compensated by the difference between the amount earned on the reinvestment of cash collateral and the fee paid to the borrower. In the case of collateral other than cash, a Fund is compensated by a fee paid by the borrower equal to a percentage of the market value of the loaned securities. Any cash collateral may be reinvested in certain short-term instruments and highly liquid instruments either directly on behalf of the lending Fund or through one or more joint accounts or money market funds, which may include those managed by the Adviser.

Response: The Registrant will revise the disclosure as requested in a future amendment.

12.

Comment: In the “Investment Restrictions” section, with respect to the concentration restriction, the Staff understands that shareholder approval is needed to change the fundamental policies of a Fund. However, if in the future there is an opportunity to change this policy, please consider revising the disclosure as follows. There should be no discretion in a concentration policy as evidenced by the phrase “except as may be necessary.”

A Fund may not concentrate its investments in securities of issuers in the same industry, except ~~as may be necessary to approximate the composition of the Fund’s underlying Index~~. that it will be concentrated to the same extent as the Fund’s underlying Index.

Response: The Registrant believes the current investment restriction is appropriate. Each Fund may use a sampling strategy where it may not be possible or practical to purchase all of the securities in the benchmark Index or amounts of such securities in proportion to their weighting in the Index, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index, in instances when a security in the Index becomes temporarily illiquid, unavailable or less liquid, or due to legal restrictions (such as diversification requirements that apply to the Fund but not the Index). These circumstances, which are outside the Funds’ control, may prevent each Fund from investing in all of the securities included in its Index or in the same proportion as the Index. As a result, it is possible a Fund’s exposure to certain industries may differ from that of the Index. However, a Fund will only be concentrated if its Index is so concentrated.

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Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,
/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.
W. John McGuire, Esq.